CAPITAL CLIENT GROUP, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2026
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Capital Client Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Client Group, Inc. (the "Company") (a wholly owned subsidiary of Capital Research and Management Company) as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Costa Mesa, California

August 27, 2026

We have served as the Company's auditor since 1972.

Capital Client Group, Inc.

Statement of financial condition

June 30, 2026 (dollars in thousands, except share and par value amounts)

Assets		
Cash and cash equivalents	$	237,522
Investment securities		241,365
Receivables		90,111
Prepaid expenses		10,329
Other current assets		21,185
Property, net of accumulated depreciation and amortization of $1,450		245
Deferred income taxes, net		50,882
Total	$	651,639
Liabilities		
Accounts payable and accrued expenses	$	190,882
Accrued compensation and benefits		137,543
Income tax payable		5,500
Total liabilities		333,925
Stockholder's equity		
Capital stock, $1 par value – 1,000,000 shares authorized; 500,000 shares issued and outstanding		500
Additional paid-in capital		545,900
Accumulated deficit		(228,686)
Total stockholder's equity		317,714
Total	$	651,639

See notes to statement of financial condition.

Notes to statement of financial condition

Year ended June 30, 2026 (dollars in thousands)

1. Summary of significant accounting policies

Nature of operations – Capital Client Group, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and serves as the national distributor for the capital shares of investment companies and other investment products for which the Parent or its affiliates serve as investment adviser. The Company is also a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC") and a member firm of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the Municipal Securities Rulemaking Board.

Management allocates resources and assesses financial performance of the Company as one reportable segment. Therefore, the Company does not separately disclose or present disaggregated segment information. The Company's Chief Operating Officer (COO) serves as the Chief Operating Decision Maker (CODM).

Basis of presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates that are determined by a method that best approximates actual usage by the Company. Therefore, if the Company were a stand-alone entity, the statement of financial condition could be materially different.

Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals.

Cash and cash equivalents – Cash equivalents consist of shares of money market funds for which the Parent serves as the investment adviser.

Other current assets – Other current assets represent deferred upfront commission payments on the sale of C and 529-C shares of American Funds mutual funds and American Funds insurance series ("American Funds") for which the Parent serves as the investment adviser. The Company makes these payments to third-party broker dealers that perform related sales activities. These payments are deferred in accordance with U.S. GAAP, and amortized over a twelve-month period during which the Company receives reimbursements from the American Funds in the form of service charges and contingent deferred sales charges.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Investments – Investment securities consist of trading debt securities. Trading debt securities are measured at fair value at the date of the statement of financial condition.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1– Values are based on quoted prices in active markets for identical securities.
- Level 2 – Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.
- Level 3 – Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

Receivables – Receivables primarily consist of amounts due from affiliates and recoverable upfront commission payments for certain sales of A shares of American Funds for which the Parent serves as the investment adviser. The Company makes these payments to third-party broker dealers that perform related sales activities. Reimbursements from the American Funds of the upfront payments are limited by the expense cap of the mutual fund and are recorded as receivables until they are either received or written off. The Company estimates amounts not recoverable, subject to American Funds' expense cap provisions, using a loss-rate method that considers various factors including historical payment experience, market fluctuations, fund performance, and variability in sales. The amounts estimated to be not recoverable related to these receivables as of June 30, 2026 was $20,268.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. A position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company had no unrecognized tax benefits as of June 30, 2026.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors a plan, the Health and Welfare Benefits Plan for Retirees of the Capital Group Companies, to provide benefits to eligible retirees. The Company is allocated an amount of periodic benefit cost based on actuarial estimates; however, the Company is not allocated a portion of the accumulated benefit plan obligation or plan assets. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service to the Company.

Accounting pronouncements adopted – In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This new guidance aims to enhance the transparency and usefulness of income tax disclosures. The Company adopted disclosure requirements of ASU 2023-09 for the fiscal year ended June 30, 2026. See Note 6, *Income Taxes*, for further detail.

2. Investment securities

A summary of the cost and fair value of investment securities held at FVTNI is as follows:

	June 30, 2026			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury	$ 242,212	$ 247	$ (1,094)	$ 241,365
Total investment securities, held at FVTNI:	$ 242,212	$ 247	$ (1,094)	$ 241,365

3. Fair value disclosures

The following table shows fair value measurements for assets measured at fair value on a recurring basis and the categorization of these measurements within the fair value hierarchy in accordance with the Company's accounting policy:

	June 30, 2026			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 237,522	$ –	$ –	$ 237,522
Investment securities, at FVTNI:				
U.S. Treasury	–	241,365	–	241,365
	$ 237,522	$ 241,365	$ –	$ 478,887

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Money market funds – Shares of these funds are valued at quoted market prices that represent the published net asset value of the shares serving as the basis for current transactions.

U.S. Treasury securities – These are valued using benchmark yields and interest rate volatilities.

4. Indemnifications, commitments and contingent liabilities

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes it is unlikely the Company will have to make material payments under these agreements and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

The Company is a party to various legal matters arising in the ordinary course of its business. In accordance with ASC 450, *Contingencies*, the Company accrues for outstanding lawsuits, claims and proceedings when a loss contingency is probable and can be reasonably estimated. Such an accrual is not admission to or agreement with claims under related lawsuits or proceedings. The Company estimates the amount of loss contingencies using currently available information from legal proceedings and advice from legal counsel. Due to the inherent subjectivity of the assessments and unpredictability of the outcomes of the legal proceedings, any amounts accrued may not represent the ultimate loss to the Company from the legal proceedings in question. Thus, the Company's exposure and ultimate losses could exceed the amounts accrued. While it is impossible to ascertain the ultimate resolution or range of financial liability, based on information known to the Company as of June 30, 2026, the Company does not believe there are any pending legal matters to which the Company is a party that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company's financial condition.

5. Receivables from contracts with customers

Receivables from contracts with customers were $108,625 and $103,419 at June 30, 2026 and July 1, 2025, respectively, and were recorded in receivables on the statement of financial condition. The Company does not have any significant contract asset or contract liability balances as of June 30, 2026 and July 1, 2025.

6. Income taxes

The components of deferred tax assets and deferred tax liabilities consist of the following:

		June 30, 2026
Deferred tax assets:		
Accrued compensation and benefits	$	22,344
Accrued expenses and other		29,422
Depreciation and amortization		29
Unrealized loss on investment securities		208
Total deferred tax assets	$	52,003
Deferred tax liabilities:		
State taxes	$	1,121
Total deferred tax liabilities	$	1,121

The Company has not established a valuation allowance against its deferred tax assets, as the Company has determined it will, more likely than not, realize the assets.

The income tax payable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated or combined tax return.

7. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

8. Transactions with affiliates

Receivables include amounts due from affiliates of $4,734 at June 30, 2026, including receivables related to administrative and distribution services. Accounts payable and accrued expenses include amounts due to affiliates of $48,923 at June 30, 2026, including $0 payable to the Parent under the arrangement described below.

The Company and the Parent have an agreement whereby the Parent will pay to the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The Company makes these payments on behalf of the American Funds. The payables do not bear interest and are repaid as the Company collects certain monthly service fees and sales charges earned from the American Funds.

9. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2026, the Company had net capital of $136,807, which was $114,545 in excess of its required net capital of $22,262. At June 30, 2026, the Company's ratio of aggregate indebtedness to net capital was 2.44 to 1.

10. Subsequent events

The Company has evaluated subsequent events through August 27, 2026, the date the statement of financial condition was available to be issued. No material subsequent events occurred since June 30, 2026, that require recognition in the Company's statement of financial condition as of June 30, 2026, or disclosure in the notes thereto.

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